Guarantor Accession Deed

THIS DEED is dated **30 June 2023** and made

BY:

Atento Argentina S.A., a company incorporated under the laws of Argentina and registered with the Public Registry of Commerce of the City of Buenos Aires tax ID number 30-70129946-5 (the "**Acceding Guarantor**").

IN FAVOUR OF:

The Note Purchasers as recorded in the Register (each as defined in the Conditions, as defined below).

WHEREAS:

This Guarantor Accession Deed (the "**Deed**") is made on 30 June 2023 by the Acceding Guarantor in relation to a Note Purchase Agreement dated 30 June 2023 between, among others, the Issuer and the Original Note Purchasers (the "**Note Purchase Agreement**").

The Acceding Guarantor intends to guarantee unconditionally and irrevocably on a secured, unsubordinated basis the obligations of the Issuer under the Conditions.

THIS DEED WITNESSES as follows:

Terms defined in the Note Purchase Agreement shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

The Acceding Guarantor confirms that it intends to be party to the Note Purchase Agreement as a Guarantor, undertakes to perform all the obligations expressed to be assumed by a Guarantor under the Note Purchase Agreement and the Conditions and agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if it had been an original party to the Note Purchase Agreement.

Any term or provision of this Deed to the contrary notwithstanding, the maximum aggregate amount of the obligations guaranteed under the Note Purchase Agreement by the Acceding Guarantor shall not exceed the maximum amount that can be guaranteed by the Acceding Guarantor without rendering the guarantee, as it relates to such Acceding Guarantor, voidable under applicable laws relating to fraudulent conveyance, fraudulent transfer, improper corporate benefit, financial assistance or similar laws affecting the rights of creditors generally.

The guarantee does not apply to any liability to the extent that it would result in the guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions under the laws of the jurisdiction of incorporation of the relevant Guarantor.

Guarantee Limitation – Argentina

(a) Notwithstanding any provision of this Agreement, the Acceding Guarantor expressly waives

(i) the benefits of prior foreclosure against the principal debtor (*beneficio de excusión*) and shared foreclosure (*beneficio de división*) in respect of its guarantee; and

(ii) to claim that it has not obtained any direct or indirect benefit or consideration derived from the granting of the guarantee.

(b) Enforcement of the guarantee against the Acceding Guarantor may be limited by bankruptcy, insolvency, *concurso preventivo, acuerdo preventivo extrajudicial*, fraudulent transfer, reorganization, moratorium or similar laws relating to or affecting enforcement of creditors' rights.

(c) Enforcement of the guarantee against the Acceding Guarantor may be limited by foreign exchange regulations. Certain foreign exchange regulations restricting the purchase, sale and transfer of foreign currency are currently in place in Argentina. As a general rule, all transfers of foreign currency to Argentina and outside Argentina must be made through the local foreign exchange market ("**Mercado de Cambios**" or the "**FX Market**") and through financial institutions and exchange agencies that are authorized to make foreign exchange transactions therein. The Central Bank of Argentina is the regulatory authority in charge of the administration of the FX Market. As of the date hereof, in case of enforcement of the Acceding Guarantor obligations in Argentina, such obligations may be discharged in Argentine pesos and access to the FX Market would require the authorization of the Central Bank of Argentina. However, foreign exchange regulations may vary from time to time.

(d) An Argentine court may refuse to enforce a currency indemnity to the extent that the damages arise from the currency differences between the contractual currency and the currency of the judgment rendered by itself or another court.

(e) Under Argentine law, the contractual obligations such as those assumed by Acceding Guarantor are considered to be ancillary obligations (*obligaciones accesorias*) to the principal obligations that they secure and therefore the same may only exist to the extent that the obligations of the principal obligor are valid.

(f) The granting of guarantees securing obligations of controlling entities or controlling entities subsidiaries' (upstream guarantee) or other third parties must fall within the grantor's corporate purpose and must be supported by reasonable and adequate consideration or corporate benefit. If the granting of guarantees to third parties is not expressly provided in the grantor's corporate purpose, such requirement may be deemed to be complied with by the approval or ratification of the granting of such guarantee by a shareholders meeting of the grantor. Upstream guarantees or third parties' guarantees lacking such reasonable and adequate consideration or corporate benefit, or lacking compliance with such other requirements, may be challenged, mainly in the event of insolvency and, therefore, may be held null and void. The assessment of whether or not

such requirements are met or not, largely depend on factual considerations and is to be determined by the courts on a case-by-case basis.

By its execution of this Deed, the Acceding Guarantor irrevocably appoints the Issuer to act on its behalf as its agent in relation to the Note Documents on the terms set out in the Conditions.

This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

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IN WITNESS WHEREOF this Deed has been executed as a deed poll by the Acceding Guarantor and is intended to be and is hereby delivered on the day and year first before written.

The Acceding Guarantor

EXECUTED as a **DEED POLL**

By: **Atento Argentina S.A.**

Manuel Artagaveytia

Director

TO: **A**TENTO **A**RGENTINA **S.A.**

WE HEREBY ACKNOWLEDGE AND AGREE TO THE TERM**S** OF THE ACCE**SS**ION DEED DATED **J**UNE **30, 2023** EXECUTED BY **A**TENTO **A**RGENTINA **S.A.**

(*SIGNATURE PAGE FOLLOWS*)

THE SECURITY AGENT

____
GLAS TRUST CORPORATION LIMITED
as the Security Agent

Name: katie lacey

Title: Authorised signatory